VIA EDGAR AND BY OVERNIGHT
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-3561
October 11, 2007

Attention:	Mr. William Choi

Re:	GameStop Corp. (the “Company” or “GameStop”)
Form 10-K for the Fiscal Year Ended February 3, 2007
Filed April 4, 2007
File No. 1-32637
Dear Mr. Choi:
          We are writing in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated September 26, 2007. Please note that the numbered paragraphs below correspond to the paragraph numbers contained in your comment letter.
1.	The term “merchandising algorithms,” as it is used in our Form 10-K, refers to the pricing and allocation of used games throughout our retail chain. As described in Part I, Item 1 of our Form 10-K, Merchandise – Used Video Game Products, we are one of the only retailers that sell used video game products and offer customers the opportunity to trade in used video game products. We are the largest retailer to buy and sell used games and typically establish both the trade-in and retail sales pricing for used video game products. This pricing is designed to maximize gross margin and inventory turnover, while maintaining acceptable levels of on-hand inventory. We use sophisticated information technology systems developed over the last ten years in order to manage this pricing to maximize gross margin and to re-allocate our used video game products across our store base to ensure that we have the products located in the retail stores that have the best opportunity to sell them. These systems make use of mathematical models which consider factors such as product type, product age, trade-in and sales prices, trade-in and sales volumes, inventory on hand and desired margin.

Prior to the acquisition of Electronics Boutique on October 9, 2005, Electronics Boutique was also a large retailer of used video game products, using the same
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trade-in and resale model as GameStop. However, Electronics Boutique was not as sophisticated in its pricing and inventory re-allocation algorithms or systems and did not place the same level of emphasis on its used video game products business. Electronics Boutique therefore did not historically achieve the same gross margin levels as GameStop on used video game products.

Application of GameStop’s merchandising algorithms to the used video game products in the acquired Electronics Boutique stores allowed us to improve the management of the trade-in and retail sales prices, and on-hand inventory levels, by providing a broader store base for product re-allocation which resulted in less concentration of inventory and lower re-allocation costs.

Please note that the impact of these merchandising algorithms on gross margin improvements was a factor in only the portion of fiscal 2005 after the October 9, 2005 merger (as compared to fiscal 2004) and in fiscal 2006 (as compared to fiscal 2005). Fiscal 2006 and periods after fiscal 2006 include operations using the same merchandising algorithms, so this has not been cited as a factor in explaining variability in gross margins in either of the Company’s reports on Form 10-Q in fiscal 2007. When we use terms such as merchandising algorithms in future filings, we will expand our disclosures to make our discussion transparent to the average reader.

2.	Breakage on unused customer liabilities is included in cost of sales in our Statement of Operations. The unused credits recognized as income are included as an offset to cost of sales because they consist principally of unused credits issued in exchange for used video game product trade-ins and are considered by management to be a reduction of the cost paid for merchandise inventory. GameStop’s treatment of customer liabilities and the related breakage were discussed in greater detail in our response dated August 26, 2005 to the Commission’s letter to GameStop dated August 10, 2005.

Amounts recognized for breakage for the past three fiscal years are as follows:

Fiscal 2006	Fiscal 2005	Fiscal 2004

$8,176,000	$5,865,000	$3,854,000
As these amounts represent less than 1% of cost of sales and gross profit for the respective periods, management does not consider these to be material.

3.	At the time of option grants in fiscal 2004 and fiscal 2005, the Company had limited history as a public company with exercisable options outstanding. The Company went public in February 2002 at a pre-split price of $18.00 per share. Options were issued at that time and in fiscal years 2003 through 2005 subject to
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three-year vesting requirements. The Company’s pre-split stock price ranged from $7.59 to $24.21 during the period following the IPO up until the March 2005 grant of options for fiscal 2005. This limited volatility in the stock price relative to the exercise prices, coupled with the limited vesting period since the Company’s IPO, resulted in limited exercises of the outstanding options. Given the limited history involved, the Company applied the guidance in paragraphs 277 and 278 of SFAS 123 and developed an estimated life at the time of the option grants in fiscal 2004 and fiscal 2005 of six years. In determining this estimated life, the Company considered the history of its parent company, Barnes & Noble, Inc., which also used an estimated life of six years.

Following the April 2005 announcement of the merger between GameStop and Electronics Boutique, the Company’s pre-split stock price ranged from $21.63 on the date of the announcement to a high of $43.57 prior to the grant of options for fiscal 2006 in February 2006. This dramatic increase in the stock price, coupled with the continued vesting of historical grants, led to a significant increase in the exercise of options and provided considerably more historical information on exercise patterns to be used in developing the estimated life of three years used for fiscal 2006 option grants. The Company considered the guidance in paragraph A27 of SFAS 123(R) when analyzing the historical information on exercise patterns from grants prior to fiscal 2006.

4.	There was no consideration given to holders of the Class B common stock for relinquishing their voting preference upon conversion into Class A common stock.

5.	Please note that the 34 – 36% gross profit reflected in our Form 10-K for the “Other” product category represents the gross profit on that category, not the percentage of overall gross profit earned by that category. The “Other” product category has declined from approximately 23% of overall gross profit in fiscal 2004 to approximately 21.4% of overall gross profit in fiscal 2006. This category has been slowly declining in financial significance to our overall business.

As described in Part II, Item 7 of our Form 10-K, the “Other” product category includes PC entertainment and other software and accessories, magazines and trading cards, none of which are individually significant to the Company’s business. The product category does not include customer liability breakage or extended service agreement revenues. Breakage and extended service agreement revenues have not had a disproportionate impact on our gross profit.

6.	Our future filings will clearly state that that our principal executive and principal financial officers concluded that our disclosure controls and procedures are effective at the reasonable assurance level.
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7.	The portion of our inventory impairments relating to defective products are charged to accounts payable because they are funded by our vendors through a reduction in amounts owed to the vendor, as demonstrated by the following illustrative journal entry:

	Debit	Credit
Inventory	$100,000
Accounts Payable		$100,000

To record the purchase of $100,000 of inventory.

Accounts Payable	$1,000
Defective Inventory Allowance		$1,000

To record defective allowance of 1% against preceding inventory purchase.
In the previous example, the vendor provides the Company with an allowance for defective inventory of 1% of actual purchases. Therefore, this allowance against inventory is established without impact to the Company’s operating earnings. The Company does not adjust its carrying values of inventory on a product-by-product basis for defective products, but instead uses a reserve against which it charges the disposal of defective products.

Given the Company’s disclosure in Schedule II compared to the guidance in paragraph 37(c)(1) of SFAS 141, we understand the basis for the Commission’s inquiry into our treatment of Electronics Boutique’s inventory reserves. Upon acquisition of Electronics Boutique, the Company adjusted the inventory recorded on Electronics Boutique’s books to reflect the estimated disposal costs and a reasonable profit allowance. The reserves recorded against inventory by Electronics Boutique were not carried over to GameStop. However, Gamestop did not reduce the average cost of each individual item carried by Electronics Boutique, but rather established a reserve at the acquisition date to reflect the net of the selling price less the estimated disposal costs and a reasonable profit allowance. The following presents the rationale for reflecting a reserve equivalent to the disposal costs and reasonable profit allowance.

GameStop and Electronics Boutique carried substantially the same products purchased from the same vendors at substantially the same costs, and GameStop carried its inventory on an item-by-item basis at average cost with total inventory reduced by reserves which are not specific to particular items in all cases. These reserves are common for retailers and account for issues like shrinkage, defective products and obsolescence. Management carried the Electronics Boutique inventory after the acquisition the same way, with average costs on an item-by-item basis in the inventory management system with total inventory reduced by non-
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item-specific reserves. This was done so that the Electronics Boutique inventory could be seamlessly integrated into GameStop’s inventory management systems with the same average cost applied to each item and with common reserves. The alternative was to continue to carry GameStop’s inventory as it had been carried previously and to integrate the Electronics Boutique inventory at a lower average cost per unit (reflecting the disposal costs and profit allowance). This alternative would have resulted in a re-averaging of each item and confusion regarding true average costs from vendors and application of any write-offs for shrinkage, defective products or obsolescence.

It is important to note that the net effect of the Company’s treatment did not result in a financial difference from the guidance prescribed by paragraph 37(c)(1) of SFAS 141. The inventory and cost of sales reflected in the Company’s financial statements were the same under either method and the use of this method had no impact on the financial statements, except for the disclosure of the inventory reserves as $36,287,000 acquired in the mergers in Schedule II. Due to the significance of this activity in fiscal 2005, the Company provided the footnote to the Schedule to further explain its nature so the reader would have a better understanding.
Management understands that it is responsible for the adequacy and accuracy of disclosure in the filing. Management also understands that any comments by the staff of the Commission or any changes in our disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 817-424-2130.

Very truly yours,

/s/ David W. Carlson
David W. Carlson
Executive Vice President and
Chief Financial Officer
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